J. Andrew Robison
Direct: (205) 521-8596
Fax: (205) 488-6596
arobison@babc.com
September 13, 2010
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Campus Crest Communities, Inc.
Registration Statement on Form S-11
File No. 333-166834
Dear Ms. Garnett:
     On behalf of Campus Crest Communities, Inc., a Maryland corporation (the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 5 to the Company’s Registration Statement on Form S-11 (File No. 333-166834) (including exhibits thereto) (the “Registration Statement”) for filing under the Securities Act of 1933, as amended, which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission on September 2, 2010.
     This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated September 10, 2010, relating to the Registration Statement.
     We have discussed the staff’s comments with representatives of the Company. Your numbered comments are set forth below in italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).
Use of Proceeds, page 59
1.	Refer to the next-to-last bullet point on page 60. Please revise to clarify, if true, that the $3.9 million in offering proceeds also includes repayment of the $2.35 million loan from CC-Encore to your subsidiary, CCV I. Also, please explain to us how the use of $3.9 million in offering proceeds will satisfy both your obligation to purchase the preferred membership interests from RJRC LLC for $3.9 million and your obligation to repay the loan from CC-Encore in the amount of $2.35 million.

Upon completion of the offering, the Company will contribute to Campus Crest Ventures I, LLC (“CCV I”) net offering proceeds in an amount equal to the approximate $3.9 million purchase price that is required for CC-Encore, LLC (“CC-Encore”) to purchase the preferred membership interest in CC-Encore held by RJRC, LLC. CCV I will use approximately $2.35 million of the $3.9 million contribution to repay the loan to

Karen J. Garnett
Securities and Exchange Commission
September 13, 2010

CC-Encore. The balance of the contribution will be used by CCV I to make a capital contribution to CC-Encore. CC-Encore will then purchase the preferred membership interest for $3.9 million and terminate. Upon termination, the interests contributed to CC-Encore by subsidiaries of MXT Capital and the Ricker Group will be distributed to the contributing parties, similarly the pledge of interests to Encore by subsidiaries of MXT Capital and the Ricker Group will be terminated. Upon the purchase of the preferred membership interest in CC-Encore, the distribution to subsidiaries of MXT Capital and the Ricker Group of the interests contributed to CC-Encore by such parties, the termination of CC-Encore, the termination of the pledge of interests to Encore and the transactions set forth in the contribution agreements entered into by MXT Capital, the Ricker Group and certain third party investors, the Company’s operating partnership will own 100% interests in all of the assets contributed by subsidiaries of MXT Capital and the Ricker Group to CC-Encore. The purchase of the preferred membership interest for $3.9 million (which represents the only use of net offering proceeds relating to Encore and CC-Encore) is disclosed on page 85 of the Prospectus.

As noted above and in response to the staff’s comment, language has been added to the Prospectus on page 61 to clarify that the $3.9 million in offering proceeds also includes repayment of the $2.35 million loan from CC-Encore to CCV I.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Relationship with Encore, page 81
2.	Please expand this discussion to provide a brief overview of the purpose and the effect of the transactions with Encore and CC-Encore. Currently, you describe the mechanics of this series of transactions, which may obscure the purpose and effect.

In response to the staff’s comment, language has been added to the Prospectus on page 84 to describe the purpose and effect of the transactions with Encore and CC-Encore.

3.	Please disclose how you are accounting for your interest in CC-Encore and disclose the percentage interests contributed for each entity that was partially contributed to CC-Encore.

The capitalization of CC-Encore occurred on August 2, 2010, at which time subsidiaries of MXT Capital contributed interests in certain properties and subsidiaries in exchange for their interest in CC-Encore. The most recent interim period financial statements presented in the Prospectus are as of and for the six months ended June 30, 2010. As a result, the Encore transaction has not been recorded in either the combined financial statements of the Predecessor or the unaudited condensed consolidated pro forma financial statement of the Company presented in the Prospectus. However, in addition to the information regarding the CC-Encore transaction contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations, information regarding such transaction is reflected in Note 15, “Unaudited Interim Transactions,” to the combined financial statements of the Company’s Predecessor. Upon completion of this offering, the Company is obligated to purchase Encore’s preferred membership interest and at such

Karen J. Garnett
Securities and Exchange Commission
September 13, 2010

time the venture will be terminated. The Company respectfully submits that it has clearly and completely disclosed the Encore transaction, including its impact upon the use of proceeds received from the offering.

Subsidiaries of MXT Capital contributed to CC-Encore the ownership interests in the following entities:
49% of Campus Crest at Abilene, LP
49% of Campus Crest at Nacogdoches, LP
47% of Campus Crest at Ellensburg, LLC
39% of Campus Crest at Greeley, LLC
49% of Campus Crest at Mobile, LLC
49% of Campus Crest at Jacksonville, AL, LLC
Subsidiaries of MXT Capital and the Ricker Group, collectively, contributed to CC-Encore the following rights to distributions in certain entities:
90% of any distributions from Campus Crest at Las Cruces, LLC
100% of any distributions from Campus Crest at Mobile Phase II, LLC
62% of any distributions from Campus Crest at Asheville, LLC
51% of any distributions from Campus Crest at Abilene, LP
51% of any distributions from Campus Crest at Nacogdoches, LP
51% of any distributions from Campus Crest at Ellensburg, LLC
51% of any distributions from Campus Crest at Greeley, LLC
51% of any distributions from Campus Crest at Mobile, LLC
51% of any distributions from Campus Crest at Jacksonville, AL, LLC
100% of any distributions from The Grove Student Properties, LLC
In response to the staff’s comment, language has been added to the Prospectus on page 84 to disclose the percentage interests for each entity that was contributed to CC-Encore.

4.	We have considered your revised disclosure in response to comment 2 of our letter dated August 27, 2010. Consistent with your prior disclosure, please denote all properties that have been contributed to CC-Encore. Please revise to disclose, if true, that the properties contributed to the CC-Encore entity are the same properties that you plan to acquire from the Ricker Group in connection with the formation transactions. Please also revise to identify CCV I as the subsidiary that received these funds and clarify the subsidiary’s specific working capital needs that necessitated this arrangement.

In response to the staff’s comment, language has been added to the Prospectus on page 84 to (i) denote all properties that have been contributed to CC-Encore, (ii) clarify that the properties contributed to CC-Encore are the same properties that the Company’s operating partnership plans to acquire from MXT Capital and the Ricker Group in connection with the formation transactions and (iii) to identify CCV I as the subsidiary

Karen J. Garnett
Securities and Exchange Commission
September 13, 2010

that received the loan from CC-Encore and the specific working capital needs of CCV I that necessitated this arrangement.

5.	Please revise to describe the fees and expenses that were netted out of the $2.5 million contribution from Encore to arrive at the loan amount of $2.35 million to CCV I.

In response to the staff’s comment, language has been added to the Prospectus on page 84 to specify that an origination fee was deducted from Encore’s $2.5 million contribution to CC-Encore, resulting in $2.35 million of net proceeds available for CC-Encore to loan to CCV I.

6.	We note that Encore has agreed to purchase an additional $2.5 million preferred membership interests in CC-Encore. Please describe the financial and performance targets that would trigger this purchase. Disclose whether you will be obligated to use additional offering proceeds to repurchase these additional membership interests and if so, disclose the amount. Also, discuss the timeframe during which the additional purchase obligation may arise.

In response to the staff’s comment, language has been added to the Prospectus on page 85 to (i) describe the financial and performance targets that will trigger the purchase by Encore of an additional preferred membership interest in CC-Encore assuming that certain other closing conditions are met, (ii) describe whether the Company will be obligated to use additional offering proceeds to repurchase these additional preferred membership interests and the amount of such purchase and (iii) the timeframe during which the additional purchase obligation may arise.

7.	We note your response to comment 3 of our letter dated August 27, 2010. Please expand the disclosure to include a more detailed explanation of the $3.9 million purchase price, similar to the discussion in your response letter.

In response to the staff’s comment, language has been added to the Prospectus on page 85 to explain the $3.9 million purchase price for the purchase of the preferred membership interest in CC-Encore.

8.	We note that CC-Encore may exercise a payment demand for the total principal and interest due on the loan from Encore prior to its maturity date. Please revise to describe this demand right in greater detail, including whether your subsidiary would be required to repay only the outstanding balance on the loan (including interest) or whether the agreed-upon $3.9 million repurchase amount payable to RJRC would become due. Please tell us whether Encore may unilaterally exercise this right on behalf of CC-Encore.

In response to the staff’s comment, language has been added to the Prospectus on page 84 to describe (i) the demand right of CC-Encore in greater detail, (ii) the repayment

Karen J. Garnett
Securities and Exchange Commission
September 13, 2010

obligations of CCV I if such demand right is exercised and (iii) whether Encore may unilaterally exercise this right on behalf of CC-Encore.
          This amendment does not include a range for the initial public offering price of the Company’s common stock. The Company intends to include a price range and related information based on the mid-point of such range in a pre-effective amendment to be filed immediately prior to the commencement of the marketing period for the offering. The Company acknowledges the staff’s intention to review the pre-effective amendment in which a price range is first included. However, due to the recent volatility in the equity markets in general and in the REIT sector in particular, the Company believes that inclusion of a pricing estimate at this point would both have the capacity to mislead the investing public and to be prejudicial to the Company. To facilitate review, the Company is transmitting herewith a copy of the prospectus that includes the price range and related information based on the mid-point of an assumed range that the Company believes is representative of current market conditions. This information (or similar information based on a revised price range) together with disclosure responsive to any further staff comments will be included in a pre-effective amendment to be filed immediately prior to the commencement of the marketing period for the offering. In addition, the Company may include updated occupancy information for the 2010-2011 academic year based on executed leases then in hand and revise the information in “Our Distribution Policy” to reflect the then current leasing. The Company does not currently intend to make any other significant changes in the pre-effective amendment to be filed immediately prior to the commencement of the marketing period for the offering.
          Please direct any further communications relating to this filing to the undersigned at 205.521.8596 or Paul S. Ware at 205.521.8624.
Very truly yours,
J. Andrew Robison
Enclosures

cc:	Eric McPhee Daniel Gordon Jerard Gibson Ted W. Rollins